ALIANZA MINERALS LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended June 30, 2018 and 2017

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

CONTENTS

Page

Notice of No Auditor Review of Interim Financial Statements	3

Condensed Consolidated Interim Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 26

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	June 30, 2018 (Unaudited)	September 30, 2017 (Audited)

Assets
Current assets
Cash		$27,354	$37,318
Receivables		45,863	44,724
Prepaid expenses		211,752	12,353
		284,969	94,395

Non-current assets
Equipment	4	979	8,945
Exploration and evaluation assets	5	2,406,525	2,278,107
Investment in associates – royalty interest	6	560,600	559,683
		2,968,104	2,846,735
Total assets		$3,253,073	$2,941,130

Current liabilities
Accounts payable and accrued liabilities		$44,488	$79,521
Due to related parties	9	144,004	75,680
		188,492	155,201

Shareholders’ equity
Share capital	7	16,852,804	15,954,681
Reserves	7, 8	2,677,044	2,614,049
Accumulated other comprehensive income (loss)		3,825	(44,645)
Deficit		(16,469,092)	(15,738,156)
		3,064,581	2,785,929

Total shareholders’ equity and liabilities		$3,253,073	$2,941,130

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 28, 2018.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, presented in Canadian Dollars)

		Three months ended June 30		Nine months ended June 30
	Note	2018	2017	2018	2017

Expenses
Accounting and legal fees	9	$37,191	$35,172	$97,543	$135,352
Depreciation	4	749	670	2,275	2,103
Investor relations and shareholder information	9	11,830	11,545	52,187	58,561
Office facilities and administrative services	9	4,501	4,518	13,668	13,518
Office expenses		10,745	14,337	34,562	43,905
Property investigation expenses		1,045	36,596	21,145	65,756
Share-based payments	9	(3,400)	-	67,490	-
Transfer agent, listing and filing fees		11,096	1,232	22,765	17,498
Travel		997	2,801	14,963	23,890
Wages, benefits and consulting fees	9	30,034	52,303	139,308	174,950
		(104,788)	(159,174)	(465,906)	(535,533)

Interest income and other income		381	271	2,635	966
Foreign exchange gain (loss)		(2,576)	(1,129)	(2,156)	234
Gain on disposal of equipment		19,131	-	19,131	-
Write-down of exploration and evaluation assets	5	(284,640)	(579,306)	(284,640)	(579,306)
Net loss for the period		$(372,492)	$(739,338)	$(730,936)	$(1,113,639)
Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		6,483	(51,501)	48,470	43,267
Total comprehensive loss for the period		$(366,009)	$(790,839)	$(682,466)	$(1,070,372)
Basic and diluted loss per common share		$(0.01)	$(0.02)	$(0.02)	$(0.04)
Weighted average number of common shares outstanding – basic and diluted		42,959,250	33,279,078	38,128,408	30,403,620

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2016 (Audited)		28,279,078	$ 15,151,899	$ 1,720,915	$ 597,205	$ 263,975	$ (13,439)	$ (14,454,716)	$ 3,265,839
Private placement	7(b)(i)	5,000,000	625,000	-	-	-	-	-	625,000
Share issue costs		-	(49,044)	-	-	8,072	-	-	(40,972)
Net loss		-	-	-	-	-	43,267	(1,113,639)	(1,070,372)
Balance, June 30, 2017 (Unaudited)		33,279,078	15,727,855	1,720,915	597,205	272,047	29,828	(15,568,355)	2,779,495
Private placement	7(b)(ii)	1,785,715	205,357	-	44,643	-	-	-	250,000
Share issue costs		-	(23,505)	-	-	2,025	-	-	(21,480)
Exercise of finder’s warrants	7(b)(iii)	221,875	44,974	-	-	(22,786)	-	-	22,188
Net Loss		-	-	-	-	-	(74,473)	(169,801)	(244,274)
Balance, September 30, 2017 (Audited)		35,286,668	15,954,681	1,720,915	641,848	251,286	(44,645)	(15,738,156)	2,785,929
Private placements	7(b)(vii)	7,500,000	750,000	-	-	-	-	-	750,000
Purchase of exploration and evaluation assets	7(b)(iv)(vi)	2,100,000	182,000	-	-	-	-	-	182,000
Share issue costs		-	(65,296)	-	-	11,424	-	-	(53,872)
Exercise of finder’s warrants	7(b)(v)	155,000	31,419	-	-	(15,919)	-	-	15,500
Share-based payments		-	-	67,490	-	-	-	-	67,490
Net loss		-	-	-	-	-	48,470	(730,936)	(682,466)
Balance, June 30, 2018 (Unaudited)		45,041,668	$ 16,852,804	$ 1,788,405	$ 641,848	$ 246,791	$ 3,825	$ (16,469,092)	$ 3,064,581

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited, presented in Canadian Dollars)

	Nine months ended June 30
	2018	2017

Cash flows from (used in) operating activities
Net loss for the period	$(730,936)	$(1,113,639)
Items not affecting cash:
Depreciation	2,275	2,103
(Gain) on disposal of equipment	(19,131)	-
Share-based payments	67,490	-
Write-down of exploration and evaluation assets	284,640	579,306

Changes in non-cash working capital items:
Receivables	(1,139)	(12,300)
Prepaid expenses	11,756	2,574
Accounts payable and accrued liabilities	(14,251)	(30,100)
Due to related parties	68,824	(94,056)
Net cash (used in) operating activities	(330,472)	(666,112)

Cash flows from (used in) investing activities
Proceeds from sale of equipment	30,196	-
Exploration and evaluation assets	(416,678)	(274,014)
Net cash (used in) investing activities	(386,482)	(274,014)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	765,500	625,000
Share issue costs	(54,372)	(48,435)
Net cash provided by financing activities	711,128	576,565

Effect of exchange rate changes on cash	(4,138)	(11,655)

Change in cash for the period	(9,964)	(375,216)

Cash, beginning of the period	37,318	421,699

Cash, end of the period	$27,354	$46,483

Supplemental disclosure with respect to cash flows (Note 10)

Cash consists of $8,175 (2017 - $nil) held for flow-through expenditures.

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at June 30, 2018, the Company had working capital of $96,477 (September 30, 2017: deficiency of $60,806) and shareholders’ equity of $3,064,581 (September 30, 2017: $2,785,929).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2018 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

•

IFRS 16 Leases (effective January 1, 2019)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2017.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2017. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2018.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2016	$6,234	$10,898	$17,132
Assets acquired	1,702	-	1,702
Foreign exchange movement	(294)	(1,163)	(1,457)
As at September 30, 2017	7,642	9,735	17,377
Disposal during the period	(2,957)	(11,150)	(14,107)
Foreign exchange movement	445	1,646	2,091
As at June 30, 2018	$5,130	$231	$5,361
Accumulated depreciation
As at September 30, 2016	$4,065	$2,976	$7,041
Depreciation for the year	1,037	1,785	2,822
Foreign exchange movement	(301)	(1,130)	(1,431)
As at September 30, 2017	4,801	3,631	8,432
Depreciation for the period	976	1,299	2,275
Depreciation for the period related to disposal	(1,974)	(5,929)	(7,903)
Foreign exchange movement	348	1,230	1,578
As at June 30, 2018	$4,151	$231	$4,382
Net book value
As at September 30, 2017	$2,841	$6,104	$8,945
As at June 30, 2018	$979	$-	$979

5.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has properties in Nevada, USA (the “USA Properties”), in Peru (the “Peru Properties”) and in the Yukon Territory of Canada (the “Canada Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

  Exploration and Evaluation Assets for the period ended June 30, 2018

	USA				Canada		Peru

	Horsetheif	Bellview	BP	Others	Haldane	Others	Yanac	Others	Total

Balance at September 30, 2017	$158,020	$83,942	$216,126	$22,830	$-	$1,174,169	$410,630	$212,390	$2,278,107

Additions during the period
Acquisition costs:
Property acquisition	-	-	-	-	242,000	-	-	-	242,000
	-	-	-	-	242,000	-	-	-	242,000
Exploration expenditures:
Camp, travel and meals	2,362	134	133	-	6,374	-	-	2,398	11,401
Community relations			-	-	1,792	-	-	-	1,792
Field supplies and maps	282	-	-	-	-	-	-	-	282
Geological consulting	11,063	-	-	-	17,677	-	-	16,031	44,771
Legal and accounting	-	-	-	-	5,637	-	-	4,308	9,945
Office and administrative fees	-	-	-	-	-	-	212	5,847	6,059
Rent	514	-	-	-	6,471	-	-	2,319	9,304
	49,434	134	133	-	37,951	-	6,186	30,903	124,741

Less:
Write-down of properties	-	-	-	-	-	-	-	(284,640)	(284,640)

Net additions	49,434	134	133	-	279,951	-	6,186	(253,737)	82,101

Foreign currency translation	-	-	-	-	-	-	4,970	41,347	46,317

Balance at June 30, 2018	$207,454	$84,076	$216,259	$22,830	$279,951	$1,174,169	$421,786	$-	$2,406,525

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

  Exploration and Evaluation Assets for the year ended September 30, 2017

	USA				Canada	Peru

	Horsethief	Bellview	BP	Others		Yanac	Others	Total

Balance at September 30, 2016	$15,149	$31,411	$112,750	$21,193	$1,174,169	$510,781	$628,492	$2,493,945

Additions during the year
Acquisition costs:
Claim staking	8,867	-	12,960	-	-	-	-	21,827
	8,867	-	12,960	-	-	-	-	21,827
Exploration expenditures:
Camp, travel and meals	12,906	4,527	4,527	-	-	1,830	539	24,329
Field supplies and maps	109	109	109	-	-	-	-	327
Geological consulting	86,552	32,131	32,130	-	-	7,437	21,736	179,986
Insurance	-	-	-	-	-	899	-	899
Legal and accounting	1,045	730	2,356	249	-	2,226	7,585	14,191
Licence and permits	24,982	9,751	46,010	3,295	-	5,648	34,294	123,980
Office and administrative fees	-	-	-	-	-	8,497	7,985	16,482
Rent	1,336	1,334	1,335	-	-	346	1,538	5,889
Reporting, drafting, sampling and analysis	7,074	3,949	3,949	-	-	103	-	15,075
	134,004	52,531	90,416	3,544	-	26,986	73,677	381,158

Less:
Recovered exploration expenditures	-	-	-	(1,907)	-	-	-	(1,907)
Write-down of properties	-	-	-	-	-	(114,319)	(469,457)	(583,776)

Net additions / (subtractions)	142,871	52,531	103,376	1,637	-	(87,333)	(395,780)	(182,698)

Foreign currency translation	-	-	-	-	-	(12,818)	(20,322)	(33,140)

Balance at September 30, 2017	$158,020	$83,942	$216,126	$22,830	$1,174,169	$410,630	$212,390	$2,278,107

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties. In 2015 and 2016, the Company dropped four of the gold properties.  The properties retained are:

•

Horsethief

•

Bellview

•

East Walker

•

Ashby

a)

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche. A 2% NSR is payable to a previous owner of the property from production from some claims on the property while a 1% NSR is payable to Sandstorm on all the claims on the property.

In 2017, the Company acquired new ground by staking an additional 33 BLM Iode mining claims at the Horsethief property.

As of June 30, 2018, the Company had spent $207,454 on advancing this property.

b)

Bellview

The Bellview property is located in White Pine County, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

As of June 30, 2018, the Company had spent $84,076 on advancing this property.

c)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

As of June 30, 2018, the Company had spent $216,259 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d)

Others - Ashby

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby gold property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

e)

Others – East Walker

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

Canada

a)

Haldane

On March 6, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property.

The Company purchased the Haldane property from Equity for the following consideration:

•

issue 2 million shares to Equity upon receipt of TSX-Venture approval (shares issued);

•

make two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019;

•

make a final $100,000 cash payment or issue the number of shares of equivalent value at the Company’s election, on June 30, 2019; and

•

make bonus share payments to Equity:

o

issue 250,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

a)

Haldane - continued

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

•

issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•

make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2019;

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2020;

•

make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•

make bonus share payments to the Estate as follows:

o

issue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

b)

Others

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon.  Almaden assigned the 2% NSR over any minerals produced from the property to Almadex.  Half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almadex 50,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Peru

On April 29, 2015, the Company acquired the Yanac, Isy and La Estrella properties in Peru.

•

Yanac – located in Chincha region of the Department of Ica, south-central Peru.

•

Isy – located in the Department of Ayucucho, Peru (dropped in June 2017).

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru (dropped in June 2018).

a)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and the Company’s wholly-owned subsidiary entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% net smelter royalty (“NSR”) on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

During the year ended September 30, 2017, the Company reduced the size of the Yanac property and La Estrella property and dropped the Isy property and wrote off $583,776.

During the nine months ended June 30, 2018, the Company dropped La Estrella property and wrote off $284,640. (2017 – wrote off $579,306 as a result of reducing the size of Yanac property and La Estrella property and dropping Isy property).

6.

INVESTMENT IN ASSOCIATES – ROYALTY INTEREST

On April 29, 2015, the Company acquired a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru holding the Pucarana property.

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos Gold Inc. (1.8% NSR), 36% to the Company (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

Prior to the Company’s investment in Pucarana, the Company had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at June 30, 2018, summarized financial information for the associate is as follows:

•

Current assets - $3 (September 30, 2017 - $1,760)

•

Non-current assets - $54,878 (September 30, 2017 - $52,212)

•

Current liabilities - $275 (September 30, 2017 - $326)

•

Non-current liabilities - $80,163 (September 30, 2017 - $76,109)

To date, there is no profit or loss from continuing operations.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at June 30, 2018, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2017, the Company:

i)

Completed a non-brokered private placement on March 6, 2017 by issuing 5,000,000 units (“Unit”) at a price of $0.125 per Unit for gross proceeds of $625,000. Each Unit consists of one common share and a half non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.20.  In connection with the financing, the Company paid $21,700 as a cash finder’s fee and issued 173,600 finder’s warrants, each of which is exercisable into one Unit at a price of $0.125 for a period of 18 months.  Each finder’s warrant consists of one common share and one half non-transferable warrant exercisable for a 3 year period at a price of $0.20. The value of the finder’s warrants was determined to be $8,072 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $19,272 in connection with this financing.

ii)

Completed a non-brokered private placement on August 16, 2017 by issuing 1,785,715 units (“Unit”) at a price of $0.14 per Unit for gross proceeds of $250,000. Each Unit consists of one common share and a half non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.20.  In connection with the financing, the Company paid $3,654 as a cash finder’s fee and issued 26,100 finder’s warrants, each of which is exercisable into one common share at a price of $0.14 for a period of 3 years.  The value of the finder’s warrants was determined to be $2,025 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, $44,643 was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $17,826 in connection with this financing.

iii)

During the year ended September 30, 2017, the Company issued common shares pursuant to the exercise of 221,875 finder’s warrants for cash proceeds of $22,188.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued – continued

During the nine months ended June 30, 2018, the Company:

iv)

Issued 2,000,000 common shares to Equity at a price of $0.085 per share for a total consideration of $170,000 to pay for Haldane property (see Note 5).

v)

Issued common shares pursuant to the exercise of 155,000 finder’s warrants for cash proceeds of $15,500.

vi)

Issued 100,000 common shares to Equity at a price of $0.12 per share for a total consideration of $12,000 to pay for Haldane property (see Note 5)

vii)  Completed a non-brokered private placement on April 25, 2018 by issuing 5,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $500,000 and 2,500,000 flow-through shares (“FT Share”) at a price of $0.10 per FT Share for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.15. In connect with the financing, the Company paid $24,000 as a cash finder’s fee and issued 240,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.10 for a period of 24 months. The value of the finder’s warrants was determined to be $11,424 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $29,872 in connection with this financing.

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the six months ended June 30, 2018 are summarized as follows:

Expiry date	Exercise price	September 30, 2017	Granted	Exercised	Expired/ cancelled	June 30, 2018
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
March 14, 2023	$0.10	-	850,000	-	-	850,000
Options outstanding		2,657,000	850,000	-	-	3,507,000
Options exercisable		2,657,000	850,000	-	-	3,507,000
Weighted average exercise price		$0.20	$0.10	$Nil	$Nil	$0.18

As at June 30, 2018, the weighted average contractual remaining life of options is 3.07 years (September 30, 2017 – 3.29 years).  The weighted average fair value of stock options granted during the nine months ended June 30, 2018 was $0.08 (2017 - $Nil).

Stock option transactions and the number of stock options for the year ended September 30, 2017 are summarized as follows:

Expiry date	Exercise price	September 30, 2016	Granted	Exercised	Expired/ cancelled	September 30, 2017
May 7, 2017	$0.25	4,500	-	-	(4,500)	-
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
Options outstanding		2,661,500	-	-	(4,500)	2,657,000
Options exercisable		2,661,500	-	-	(4,500)	2,657,000
Weighted average exercise price		$0.20	$Nil	$Nil	$0.25	$0.20

The weighted average assumptions used to estimate the fair value of options for the nine months ended June 30, 2018 and 2017 were as follows:

	June 30, 2018	June 30, 2017
Risk-free interest rate	1.25%	n/a
Expected life	5 years	n/a
Expected volatility	166.63%	n/a
Expected dividend yield	nil	n/a

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

The continuity of warrants for the six months ended June 30, 2018 is as follows:

Expiry date	Exercise price	September 30, 2017	Issued	Exercised	Expired	June 30, 2018
October 3, 2017	$0.40	687,000	-	-	(687,000)	-
October 9, 2017	$0.40	755,500	-	-	(755,500)	-
December 24, 2017	$1.00	300,000	-	-	(300,000)	-
April 29, 2018	$0.40	3,000,000	-	-	(3,000,000)	-
September 28, 2019	$0.20	1,200,000	-	-	-	1,200,000
March 6, 2020	$0.20	2,500,000	-	-	-	2,500,000
March 8, 2020	$0.15	7,221,875	-	-	-	7,221,875
April 7, 2020	$0.15	3,100,000	155,000	-	-	3,255,000
April 25, 2020	$0.15	-	5,000,000	-	-	5,000,000
August 16, 2020	$0.20	892,857	-	-	-	892,857
Outstanding		19,657,232	5,155,000	-	(4,742,500)	20,069,732
Weighted average exercise price		$0.23	$0.15	$Nil	$0.44	$0.16

As at June 30, 2018, the weighted average contractual remaining life of warrants is 1.73 years (September 30, 2017 – 1.95 years).

The continuity of warrants for the year ended September 30, 2017 is as follows:

Expiry date	Exercise price	September 30, 2016	Issued	Exercised	Expired	September 30, 2017
December 16, 2016	$1.50	483,666	-	-	(483,666)	-
March 17, 2017	$1.50	266,667	-	-	(266,667)	-
May 15, 2017	$1.00	1,200,000	-	-	(1,200,000)	-
September 11, 2017	$1.00	900,000	-	-	(900,000)	-
October 3, 2017	$0.40	687,000	-	-	-	687,000
October 9, 2017	$0.40	755,500	-	-	-	755,500
December 24, 2017	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
September 28, 2019	$0.20	1,200,000	-	-	-	1,200,000
March 6, 2020	$0.20	-	2,500,000	-	-	2,500,000
March 8, 2020	$0.15	7,000,000	221,875	-	-	7,221,875
April 7, 2020	$0.15	3,100,000	-	-	-	3,100,000
August 16, 2020	$0.20	-	892,857	-	-	892,857
Outstanding		18,892,833	3,614,732	-	(2,850,333)	19,657,232
Weighted average exercise price		$0.37	$0.20	$Nil	$1.13	$0.23

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

The continuity of finder’s warrants for the six months ended June 30, 2018 is as follows:

Expiry date		Exercise price	September 30, 2017	Issued	Exercised	Expired	June 30, 2018
October 7, 2017	(2)	$0.10	155,000	-	(155,000)	-	-
March 28, 2018	(3)	$0.125	20,000	-	-	(20,000)	-
September 6, 2018	(4)	$0.125	173,600	-	-	-	173,600
April 25, 2020		$0.10	-	240,000	-	-	240,000
August 16, 2020		$0.14	26,100	-	-	-	26,100
Outstanding			374,700	240,000	(155,000)	(20,000)	439,700
Weighted average exercise price			$0.12	$0.10	$0.10	$0.125	$0.11

As at June 30, 2018, the weighted average contractual remaining life of finder’s warrants is 1.19 years (September 30, 2017 – 0.67 years).

The continuity of finder’s warrants for the year ended September 30, 2017 is as follows:

Expiry date		Exercise price	September 30, 2016	Issued	Exercised	Expired	September 30, 2017
September 8, 2017	(1)	$0.10	223,750	-	(221,875)	(1,875)	-
October 7, 2017	(2)	$0.10	155,000	-	-	-	155,000
March 28, 2018	(3)	$0.125	20,000	-	-	-	20,000
September 6, 2018	(4)	$0.125	-	173,600	-	-	173,600
August 16, 2020		$0.14	-	26,100	-	-	26,100
Outstanding			398,750	199,700	(221,875)	(1,875)	374,700
Weighted average exercise price			$0.10	$0.13	$0.10	$0.10	$0.12

 (1)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until March 8, 2020.

(2)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until April 7, 2020. On October 4, 2017, 155,000 finder’s warrants were exercised resulting in 155,000 common shares and 155,000 warrants issued.

(3)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until September 28, 2019.

(4)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until March 6, 2020.

The weighted average assumptions used to estimate the fair value of finder’s warrants for the nine months ended June 30, 2018 and 2017 were as follows:

	June 30, 2018	June 30, 2017
Risk-free interest rate	1.03%	0.58%
Expected life	2 years	1.5 years
Expected volatility	88.91%	78.35%
Expected dividend yield	n/a	nil

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended June 30, 2018
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 90,000	$ Nil	$ Nil	$ Nil	$ 15,880	$ 105,880
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,940	$ 7,940
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
Mark T. Brown Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,910	$ 11,910
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970

For the nine months ended June 30, 2017
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 90,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 90,000

Related party transactions and balances

		Nine months ended		Balance due
	Services	June 30, 2018	June 30, 2017	As at June 30, 2018	As at September 30, 2017
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 105,880	$ 90,000	$ 861	$ 80
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 129,745	$ 124,825	$ 143,142	$ 75,600
TOTAL:				$ 144,004	$ 75,680

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the nine months ended June 30, 2018 were as follows:

•

As at June 30, 2018, a total of $1,979 in exploration and evaluation assets was included in accounts payable and accrued liabilities;

•

As at June 30, 2018, a total of $15,000 in deferred financing costs and a total of $5,000 in share issue costs were included in due to related parties;

•

The Company recorded $182,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets; and

•

The Company recorded $211,155 in prepaid expenses related to exploration and evaluation assets.

The significant non-cash investing and financing transactions during the nine months ended June 30, 2017 were as follows:

•

As at June 30, 2017, a total of $39,091 in exploration and evaluation assets and a total of $5,000 in share issue costs were included in accounts payable and accrued liabilities; and

•

The Company recorded $8,072 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	June 30, 2018	September 30, 2017
Non-current assets
USA	530,619	480,918
Peru	982,386	1,189,982
Canada	1,455,099	1,175,835
	$2,968,104	$2,846,735

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $93,800.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS – continued

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at June 30, 2018, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at June 30, 2018, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS – continued

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at June 30, 2018	Level 1	Level 2	Level 3	Total
Assets:
Cash	$27,354	$-	$-	$27,354

As at September 30, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$37,318	$-	$-	$37,318

13.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2017.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, presented in Canadian Dollars)

14.

CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) related to properties that were held by Minera Tarsis, S.A. de C.V., which the Company had applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) related to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties, Yago, Mezquites and San Pedro, to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.